Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 30, 2013.

The Goldman Sachs Group, Inc. $ Russell 2000® Index-Linked Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the Russell 2000® Index as measured from the trade date to and including the determination date (expected to be between 24 and 27 months after the trade date). If the final index level on the determination date is greater than 125.00% of the initial index level (set on the trade date), you will receive only the face amount of your notes. If the final index level is equal to or less than 125.00%, but greater than or equal to 85.00%, of the initial index level, you will receive the maximum settlement amount (expected to be between $1,125 and $1,145 for each $1,000 face amount of your notes). If the final index level declines by more than 15.00% from the initial index level, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the index return is greater than 25.00% (the final index level is greater than 125.00% of the initial index level), $1,000;

•

if the index return is equal to or less than 25.00%, but greater than or equal to -15.00% (the final index level is equal to or less than 125.00%, but greater than or equal to 85.00%, of the initial index level), the maximum settlement amount (expected to be between $1,125 and $1,145); or

•

if the index return is negative and is below -15.00% (the final index level is less than the initial index level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the index return plus 15.00% times (c) $1,000.

You will receive the maximum settlement amount only if the index return is between 25.00% and -15.00%. If the index return is greater than 25.00%, you will receive only the face amount of your notes. If the index return is less than -15.00%, the return on your notes will be negative and you could lose your entire investment in the notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-10.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $         per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $         per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through                     .

Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Amendment No. 1 to Pricing Supplement No.         dated         , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	General terms supplement dated September 23, 2013

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Russell 2000® Index-Linked Notes due

INVESTMENT THESIS

•

For investors willing to forgo interest payments and risk (i) receiving no return if the underlier return is greater than 25.00% and (ii) losing all or a substantial portion of their investment if the underlier return is less than -15.00%, in exchange for the potential to earn a maximum return of between 12.50% and 14.50% as long as the underlier return is between 25.00% and -15.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	If the final underlier level is above 125.00% of its initial level, 100.00%

•	If the final underlier level is between 125.00% and 85.00% of its initial level, between 112.50% and 114.50%

•	If the final underlier level is below 85.00% of its initial level, 100.00% minus approximately 1.1765% for every 1% that the underlier has declined below 85.00% of its initial level

The investor will receive between 112.50% and 114.50% only if the final underlier level is between 125.00% and 85.00% of the initial underlier level. If the final underlier level is greater than 125.00%, the investor will receive only the face amount of the notes. If the final underlier level declines by more than 15.00% from the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	The Russell 2000® Index (Bloomberg symbol, “RTY Index”)
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day following the trade date
Determination Date:	Expected to be between 24 and 27 months after the trade date
Stated Maturity Date:	Expected to be the third scheduled business day after the determination date
Initial Underlier Level:	To be determined on the trade date
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Trigger Level:	125.00% of the initial underlier level
Threshold Level:	85.00% of the initial underlier level
Threshold Amount:	15.00%
Threshold Settlement Amount:	Expected to be between $1,125.00 and $1,145.00
Maximum Settlement Amount:	Expected to be the threshold settlement amount
CUSIP/ISIN:	/

HYPOTHETICAL PAYMENT AT MATURITY*

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	100.000%
125.001%	100.000%
125.000%	112.500%
110.000%	112.500%
100.000%	112.500%
85.000%	112.500%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
0.000%	0.000%

*	assumes the threshold settlement amount is set at the bottom of the threshold settlement amount range of between $1,125.00 and $1,145.00 of the initial underlier level

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks described under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement dated September 23, 2013 and “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc., and references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 23, 2013, of The Goldman Sachs Group, Inc. This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”)

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the trigger level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-12 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-18 of this pricing supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than the trigger level, $1,000;

•	if the final underlier level is equal to or less than the trigger level but greater than or equal to the threshold level, the threshold settlement amount; or

•

if the final underlier level is less than the threshold level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the threshold amount

Initial underlier level (to be set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Trigger level (to be set on the trade date): 125.00% of the initial underlier level

Threshold level: 85.00% of the initial underlier level

Threshold settlement amount (to be set on the trade date): expected to be between $1,125 and $1,145

Maximum settlement amount (to be set on the trade date): expected to be the threshold settlement amount

Threshold amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 24 and 27 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Trigger level	125.00% of the initial underlier level
Threshold settlement amount	$1,125.00
Threshold level	85.00% of the initial underlier level
Maximum settlement amount	$1,125.00
Buffer rate	approximately 117.65%
Threshold amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	100.000%
140.000%	100.000%
130.000%	100.000%
125.001%	100.000%
125.000%	112.500%
110.000%	112.500%
100.000%	112.500%
85.000%	112.500%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 125.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 112.500% of each $1,000 face amount of your notes, as shown in the table above. However, if the final underlier level were determined to be greater than 125.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would receive the maximum settlement amount only if the final underlier level were determined to be between 125.000% and 85.000% of the initial underlier level. Furthermore, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 85.000% of the initial underlier level and, in fact, you would be adversely affected if the final underlier level increased to more than 125.000% of the initial underlier level because in that case the cash settlement amount would be 100.000% of each $1,000 face amount of your notes, which is less than the maximum settlement amount.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 85.000% and less than or equal to 125.000% (the section right of the 85.000% marker and left of the 125.000% marker on the horizontal axis) would result in a capped return on your investment. In addition, the chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 125.000% (the section right of the 125.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount equal to 100.000% of the face amount of your notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, the threshold settlement amount and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, and the accompanying general terms supplement, dated September 23, 2013, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models. As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier either dropped or increased precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop or increase in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be between the threshold level and the trigger level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Russell 2000® Index as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level is less than the threshold level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the threshold amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If the final underlier level is equal to or less than the trigger level but greater than or equal to the threshold level, you will receive the maximum settlement amount at maturity. However, if the final underlier level increases above the trigger level, you will receive only the face amount of your notes at maturity. This means that while an increase of 25.00% from the initial underlier level on the trade date to the final underlier level on the determination date will result in a return equal to the threshold settlement amount, an increase in the final underlier level above 125.00% of the initial underlier level on the determination date will result in your receiving only the face amount of the notes despite only a small change in the underlier level.

In addition, if the final underlier level is less than the threshold level, you will receive less than the face amount of your notes at maturity and you could lose all or a substantial portion of your investment in the notes. This means that while a 15.00% drop between the initial underlier level and the final underlier level will result in your receiving the maximum settlement amount at maturity, a decrease in the final underlier level to less than 85.00% of the initial underlier level will result in a loss of some or all of your investment in the notes despite only a small change in the underlier level.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited and a Final Underlier Level Above the Trigger Level will Result in the Cash Settlement Amount Equaling the Face Amount

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited. The maximum settlement amount (which is equal to the threshold settlement amount) will limit the cash settlement amount you may receive for each of your notes at maturity if the final underlier level is equal to or less than the trigger level but greater than or equal to the threshold level no matter how much the level of the underlier may rise above the initial underlier level over the life of your notes. In addition, if the final underlier level is greater than the trigger level, the cash settlement amount you will receive for each of your notes at maturity will equal the face amount. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the threshold level and the trigger level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the trigger level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, while the threshold level will still provide for an increase in the return on the notes if the final underlier level is greater than or equal to the threshold level but less than 112.50% of the initial underlier level (assuming a threshold settlement amount of $1,125.00), if the final underlier level is less than the threshold level you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the level of the underlier;

•	the volatility — i.e., the frequency and magnitude of changes — in the level of the underlier;

•	the dividend rates of the stocks underlying the underlier;

•

economic, financial, legislative regulatory and political, military or other events that affect the stock markets generally and the stocks underlying the underlier, and which may affect the level of the underlier;

•	other interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the underlier based on its historical fluctuations. The actual level of the underlier over the life of the notes may bear little or no relation to the historical closing level of the underlier or to the hypothetical examples shown elsewhere in this pricing supplement.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier or basket of underliers. Changes in the levels of the underlier or basket of underliers may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders — Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-18 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

USE OF PROCEEDS

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the underlier on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into in connection with the offered notes and perhaps in connection with other underlier-linked notes we issue, some of which may have returns linked to the underlier or the underlier stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the underlier or some or all of the underlier stocks,

•	may take or dispose of positions in the securities of the underlier stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on underliers designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•

may take short positions in the underlier stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the underlier or the underlier stocks. We expect these steps to involve sales of instruments linked to the underlier on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the underlier stocks, or listed or over-the-counter options, futures or other instruments linked to the underlier, some or all of the underlier stocks or indices designed to track the performance designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE UNDERLIER

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

As of December 23, 2013, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses):Consumer Discretionary (14.46%), Consumer Staples (3.42%), Financial Services (23.95%), Health Care (13.29%), Materials & Processing (7.13%), Other Energy (5.27%), Producer Durables (14.28%), Technology (14.22%) and Utilities (3.98%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “Russell 2000® Index” on page S-53 of the accompanying general terms supplement.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc. The securities are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the securities.

Historical Quarterly High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2010, 2011, 2012 and 2013 (through December 27, 2013). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2010
Quarter ended March 31	690.30	586.49	678.64
Quarter ended June 30	741.92	609.49	609.49
Quarter ended September 30	677.64	590.03	676.14
Quarter ended December 31	792.35	669.45	783.65
2011
Quarter ended March 31	843.55	773.18	843.55
Quarter ended June 30	865.29	777.20	827.43
Quarter ended September 30	858.11	643.42	644.16
Quarter ended December 31	765.43	609.49	740.92
2012
Quarter ended March 31	846.13	747.28	830.30
Quarter ended June 30	840.63	737.24	798.49
Quarter ended September 30	864.70	767.75	837.45
Quarter ended December 31	852.49	769.48	849.35
2013
Quarter ended March 31	953.07	872.60	951.54
Quarter ended June 30	999.99	901.51	977.48
Quarter ended September 30	1,078.41	989.47	1,073.79
Quarter ending December 31 (through December 27, 2013)	1,162.65	1,043.46	1,161.09

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the index. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any income you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your own tax advisor with respect to the tax treatment of the notes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there will be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Foreign Account Tax Compliance Act Withholding (FATCA)

Pursuant to final Treasury regulations and an Internal Revenue Service notice released on July 12, 2013, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus) will generally not apply to obligations that are issued prior to July 1, 2014; therefore, the notes will not be subject to FATCA withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $         of underwriting fees and $         of selling commission.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $        . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefore in New York, New York on        , 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-10
Use of Proceeds	PS-15
Hedging	PS-15
The Underlier	PS-16
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-18
Employee Retirement Income Security Act	PS-21
Supplemental Plan of Distribution	PS-22

General Terms Supplement dated September 23, 2013
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
Licenses	S-34
S&P 500® Index	S-35
MSCI Indices	S-40
Hang Seng China Enterprises Index	S-48
Russell 2000® Index	S-53
FTSE® 100 Index	S-59
Euro STOXX 50® Index	S-64
TOPIX	S-70
The Dow Jones Industrial AverageSM	S-75
The iShares® MSCI Emerging Markets ETF	S-78

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Russell 2000® Index-Linked Notes due

Goldman, Sachs & Co.